Exhibit (a)(1)(M)

GLAXOSMITHKLINE SUCCESSFULLY COMPLETES TENDER OFFER
FOR SHARES OF GENELABS TECHNOLOGIES, INC.
London, UK – 7 January  , 2009 – GlaxoSmithKline plc [LSE/NYSE: GSK] announced today the successful completion of the tender offer by its wholly-owned subsidiary Gemstone Acquisition Corporation for shares of common stock of Genelabs Technologies, Inc. [Nasdaq: GNLB]. The tender offer expired at 12:00 midnight, New York City time, on Tuesday, January 6, 2009.
The depositary for the tender offer has advised GSK that shareholders of Genelabs have tendered and not withdrawn a total of approximately 39,250,243 shares of Genelabs common stock. These shares, together with the shares beneficially owned by GSK and its wholly-owned subsidiaries, represent approximately 88.55 percent of the outstanding shares of Genelabs on a fully diluted basis. Gemstone has accepted for payment all Genelabs shares tendered in the offer.
GSK also announced that Gemstone exercised its “top-up” option in accordance with the previously announced merger agreement with Genelabs. The exercise of the top-up option allowed Gemstone to increase its share ownership percentage of Genelabs through the purchase of newly-issued shares of Genelabs common stock at the tender offer price. As a result, Gemstone owns more than 90 percent of the outstanding shares of Genelabs common stock and intends to effect a short-form merger as promptly as practicable, without the need for a meeting of Genelabs shareholders. In the merger, Gemstone will acquire all other Genelabs shares (other than those as to which holders properly exercise dissenters’ rights) at the same $1.30 per share price, without interest and less any required withholding taxes, that was paid in the tender offer. As a result of the merger, Genelabs will become a wholly-owned subsidiary of GSK and Genelabs shares will cease to be traded on The NASDAQ Capital Market.
About GlaxoSmithKline plc
GlaxoSmithKline plc — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.
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